EXHIBIT 99

PRESS RELEASE

UCI MEDICAL AFFILIATES, INC.

REPORTS FISCAL YEAR END RESULTS FOR SEPTEMBER 30, 2010

Columbia, SC – December 28, 2010 – UCI Medical Affiliates, Inc. (Pink Sheets: UCIA.PK) today announced the filing of its 2010 Annual Report on Form 10-K and its financial results for the fiscal year and quarter ended September 30, 2010.

Revenues for the year ended September 30, 2010 were $86,905,329, an increase of $6,554,877, or 8.16% over revenues of $80,350,452 for the year ended September 30, 2009. Net income was $3,135,960, or $0.32 per share, for the year ended September 30, 2010 compared to net income of $3,094,889, or $0.31 per share, for the year ended September 30, 2009. Net income for the year ended September 30, 2010 and 2009 included a pre-tax gain of $2,732,840 and $776,672, respectively, related to the recovery of misappropriation losses associated with the previously reported fraudulent activities of the Company’s former Chief Financial Officer.

Revenues for the quarter ended September 30, 2010 were $21,879,895, a decrease of $353,465, or 1.59% under revenues of $22,233,360 for the quarter ended September 30, 2009. Net income was $315,970, or $0.04 per share, for the quarter ended September 30, 2010 compared to a net income of $1,228,515, or $0.12 per share, for the quarter ended September 30, 2009.

President and Chief Executive Officer, Michael Stout, MD, stated, “We are pleased with our revenue growth in 2010. The new centers we opened in the latter part of fiscal year 2009 added significantly to our revenues in 2010; however, revenues from established centers also increased by $1.7 million. Revenues in both 2010 and 2009 were positively impacted by the outbreak of the H1N1 flu in the fourth quarter of fiscal year 2009 and the first quarter of fiscal year 2010. In 2011 we will continue to seek opportunities to expand our business through the opening of new centers.”

Joe Boyle, Executive Vice President and Chief Financial Officer, stated, “We made solid progress in several areas during 2010. First, we brought current our SEC filings which had become delinquent as a result of the investigation of our former Chief Financial Officer, Jerry F. Wells, Jr. We also settled an insurance claim related to his fraudulent activities which added significantly to our 2010 financial results. In addition, we successfully maintained our focus on building our cash resources and working capital to support the continued expansion of our core business. In 2011 we will continue to build on the financial base we have established and to focus on making our business more efficient.”

UCI Medical Affiliates, Inc. (“UCI”) is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. (“UCI-SC”), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Certain of the statements contained in this press release and our Report on Form 10-K that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this press release and our Form 10-K that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we can give no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payers and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in our Form 10-K, including, but not limited to, those matters described under the caption “PART I – ITEM 1A. – RISK FACTORS,” and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

Contact:	Joseph A. Boyle
Executive Vice President and Chief Financial Officer
UCI Medical Affiliates, Inc.
1818 Henderson Street
Columbia, South Carolina 29201
(803) 782-4278
www.ucimedinc.com